

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

William Johns
Chief Executive Officer
Healthcare Capital Corp.
301 North Market Street, Suite 1414
Wilmington, DE 19801

> **Re: Healthcare Capital Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 11, 2021**
> **File No. 333-251527**

Dear Mr. Johns:

　　We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

General

1.　　We note your response to comment 1 in our letter dated December 28, 2020. On page 7, you state that your advisors will fulfill some of the same functions as your board members. Please describe in greater detail how your advisors will fulfill those functions and disclose whether they will receive any compensation from the company for acting as board advisors.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tamar Donikyan, Esq.